Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857

Shanghai Stock Exchange Stock Code: 601857)

Announcement of the interim results for the six months ended June 30, 2022

(Summary of the 2022 Interim Report)

1	Important Notice

1.1 This announcement of interim results is a summary of the 2022 Interim Report of PetroChina Company Limited (the “Company”). Investors who wish to get a full idea of the operating results, financial position and future development plan of the Company should carefully read the full version of the 2022 Interim Report, which is published on the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), “HKExnews” of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkexnews.com.hk) and the Company (website: http://www.petrochina.com.cn ).

1.2 The board of directors of the Company (the “Board” or “Board of Directors”), supervisory committee (“Supervisory Committee”) and all directors (“Directors”), supervisors (“Supervisors”) and senior management (“Senior Management”) of the Company warrant the truthfulness, accuracy and completeness of the information contained in the 2022 Interim Report and that there are no misrepresentation, misleading statements contained in, or material omissions from the 2022 Interim Report, and severally and jointly accept full responsibility thereof.

1.3 Except for Mr. Hou Qijun, the Vice Chairman, and Mr. Jiao Fangzheng, an executive Director, who were absent due to work arrangement, other members of the Board have attended the seventeenth meeting of the eighth session of the Board.

1.4 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements in this announcement are unaudited.

1.5 Basic Information of the Company

Stock Name	PETROCHINA	PetroChina	PetroChina
Stock Code	857	PTR	601857

Places of Listing	Hong Kong Stock Exchange	The New York Stock Exchange	Shanghai Stock Exchange

Contact Persons and Contact Details	Secretary to the Board of Directors	Representative on Securities Matters	Chief Representative of the Hong Kong Representative Office
Name	Wang Hua	Liang Gang	Wei Fang

Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC		Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong

Postal Code	100007

Telephone	86 (10) 5998 2622	86 (10) 5998 6959	(852) 2899 2010

Fax	86 (10) 6209 9557	86 (10) 6209 9559	(852) 2899 2390

Email Address	ir@petrochina.com.cn	ir@petrochina.com.cn	hko@petrochina.com.hk

1.6 In overall consideration of situations such as the operating results, financial position and cash flow of the Company, to provide returns to the shareholders, the Board has resolved to declare an interim dividend of RMB0.20258 yuan per share (inclusive of applicable tax) for 2022 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2022. The total amount of the interim dividends payable is RMB37,076 million.

2	Key Financial Data and Change of Shareholders

2.1 Key Financial Data and Financial Indicators

2.1.1 Key Financial Data and Financial Indicators Prepared under IFRS

			Unit: RMB million
Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year
Revenue	1,614,621	1,196,581	34.9%
Net profit attributable to owners of the Company	82,391	53,037	55.3%
Net cash flows from operating activities	196,061	116,034	69.0%
Basic earnings per share (RMB Yuan)	0.45	0.29	55.3%
Diluted earnings per share (RMB Yuan)	0.45	0.29	55.3%
Return on net assets (%)	6.2	4.2	2.0 percentage points

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period
Total assets	2,772,369	2,502,262	10.8%
Equity attributable to owners of the Company	1,334,617	1,263,561	5.6%

2.1.2 Key Financial Data and Financial Indicators Prepared under CAS

			Unit: RMB million
Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year
Operating income	1,614,621	1,196,581	34.9%
Net profit attributable to equity holders of the Company	82,388	53,036	55.3%
Net profit after deducting non-recurring profit items attributable to equity holders of the Company	89,639	45,231	44,408
Basic earnings per share (RMB Yuan)	0.45	0.29	55.3%
Diluted earnings per share (RMB Yuan)	0.45	0.29	55.3%
Weighted average return on net assets (%)	6.3	4.3	2.0 percentage points
Net cash flows from operating activities	196,061	116,034	69.0%

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period
Total assets	2,772,637	2,502,533	10.8%
Equity attributable to equity holders of the Company	1,334,868	1,263,815	5.6%

2.2 Shareholdings of the Top Ten Shareholders

The total number of shareholders of the Company as at June 30, 2022 was 598,182, including 592,279 holders of A shares and 5,903 holders of H shares (including 135 holders of American Depositary Shares).

Unit: Shares

Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held		Increase / decrease during the reporting period (+,-)	Number of shares with selling restrictions	Number of shares pledged, marked or subject to lock-ups
China National Petroleum Corporation (“CNPC”)	State-owned legal person	80.25	146,882,339,136	(1)	0	0	0
HKSCC Nominees Limited (2)	Overseas legal person	11.42	20,900,510,254	(3)	1,083,433	0	0
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	State-owned legal person	2.09	3,819,963,834		-1,200	0	3,819,963,834
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account (the “17 CNPC EB Special Account”) (4)	State-owned legal person	1.12	2,051,488,228		-126	0	2,051,488,228
China Securities Finance Corporation Limited	State-owned legal person	0.56	1,020,165,128		0	0	0
Hong Kong Securities Clearing Company Limited(5)	Overseas legal person	0.55	1,001,687,237		161,453,981	0	0
China Metallurgical Group Corporation	State-owned legal person	0.31	560,000,000		0	0	0
Central Huijin Asset Management Ltd.	State-owned legal person	0.11	201,695,000		0	0	0
Bosera Fund - Ansteel Group Corporation - Bosera Fund Xin’an No.1 Single Asset Management Plan	State-owned legal person	0.10	177,258,900		-5,470,800	0	0
Shi Aizhong	Domestic natural person	0.04	79,031,044		7,800,000	0	0

Notes:

(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
(2)

HKSCC Nominees Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

(3)

291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(4)

CNPC completed the public issuance of exchangeable corporate bonds in 2017, with the underlying shares being a part of A shares of the Company. The issuance amount of the exchangeable corporate bonds was RMB10 billion, with a term of 5 years. CNPC transferred 2,061,000,000 underlying shares of the Company held by CNPC to the 17 CNPC EB Special Account. As at the date of this announcement, CNPC has completed the procedures for the delisting of the exchangeable corporate bonds issued in 2017 and the release of the registration of pledge and trust for the remaining unexchanged 2,051,487,972 shares held in the 17 CNPC EB Special Account. Following the completion of the release of registration of the pledge and trust of above-mentioned shares, CNPC held 148,933,827,108 shares (Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC) of the Company in its securities account, and the 17 CNPC EB Special Account no longer held any share of the Company. For details, please refer to the announcement published by the Company on the website of the Shanghai Stock Exchange on August 2, 2022 (Announcement No. Lin 2022-025) and the announcement published on the website of the Hong Kong Stock Exchange, respectively.

(5)

Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of investors of Hong Kong Stock Exchange to hold the A shares of the Company listed on Shanghai Stock Exchange.

Description on the special repurchase accounts under the above-mentioned shareholders: there is no special repurchase account among the above-mentioned shareholders.

Description on the voting rights entrusted by or to, or waived by the above-mentioned shareholders: the Company is not aware of any voting rights entrusted by or to, or waived by the above-mentioned shareholders.

Statement on related parties or parties acting in concert among the above-mentioned shareholders: Except for the fact that HKSCC Nominees Limited and Hong Kong Securities Clearing Company Limited are subsidiaries of Hong Kong Exchanges and Clearing Limited, the Company is not aware of any connection among or between the above top ten shareholders or that they are parties acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

2.3 Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at June 30, 2022, so far as the Directors are aware, the persons other than a Director, Supervisor or Senior Management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance were as follows:

Name of shareholders	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	146,882,339,136	(L)	Beneficial Owner	90.71	80.25
	H Shares	291,518,000	(L)(1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
BlackRock, Inc.(2)	H Shares	1,493,608,310	(L)	Interest of Corporation Controlled by the Substantial Shareholder	7.08	0.82
The Bank of New York Mellon Corporation (3)	H Shares	1,264,843,236	(L)	Interest of Corporation Controlled by the Substantial Shareholder / Approved Lending Agent	5.99	0.69
		841,991,400	(S)		3.99	0.46
		394,425,124	(LP)		1.87	0.22

(L)	Long position
(S)	Short position
(LP)	Lending pool

Notes:

(1)

291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

(2)

BlackRock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,493,608,310 H shares (long position) were held in the capacity as interest of corporation controlled by the substantial shareholder.

(3)

The Bank of New York Mellon Corporation, through The Bank of New York Mellon, had an interest in the H shares of the Company, of which 1,264,843,236 H shares (long position) and 841,991,400 H shares (short position) were held in the capacity as interest of corporation controlled by the substantial shareholder, and 394,425,124 H shares (lending pool) were held in the capacity as approved lending agent.

As at June 30, 2022, so far as the Directors are aware, save for disclosed above, no person (other than a Director, Supervisor or Senior Management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

2.4 Information on Changes of Controlling Shareholder and the De Facto Controller

☐   Applicable    ☒  Not applicable

2.5 Bonds Not Yet Overdue

Unit: RMB100 million

Bond Name	Abbreviation	Code	Issue Date	Due Date	Bond Balance	Rate (%)
2012 Corporate Bonds (First Tranche) (10-year term)	12 PetroChina 02	122210.SH	2012-11-22	2022-11-22	20	4.90
2012 Corporate Bonds (First Tranche) (15-year term)	12 PetroChina 03	122211.SH	2012-11-22	2027-11-22	20	5.04
2013 Corporate Bonds (First Tranche) (10-year term)	13 PetroChina 02	122240.SH	2013-03-15	2023-03-15	40	4.88
2016 Corporate Bonds (First Tranche) (10-year term)	16 PetroChina 02	136165.SH	2016-01-19	2026-01-19	47	3.50
2016 Corporate Bonds (Second Tranche) (10-year term)	16 PetroChina 04	136254.SH	2016-03-03	2026-03-03	23	3.70
2016 Corporate Bonds (Third Tranche) (10-year term)	16 PetroChina 06	136319.SH	2016-03-24	2026-03-24	20	3.60
2019 First Tranche Middle-term Note (“MTN”)	19 PetroChina MTN001	101900113.IB	2019-01-24	2024-01-24	31.3	2.70
2019 Second Tranche MTN	19 PetroChina MTN002	101900114.IB	2019-01-24	2024-01-24	27.5	2.70
2019 Third Tranche MTN	19 PetroChina MTN003	101900222.IB	2019-02-22	2024-02-22	100	3.66
2019 Fourth Tranche MTN	19 PetroChina MTN004	101900221.IB	2019-02-22	2024-02-22	100	3.66
2019 Fifth Tranche MTN	19 PetroChina MTN005	101900586.IB	2019-04-23	2024-04-23	100	3.96
2020 First Tranche MTN	20 PetroChina MTN001	102000621.IB	2020-04-09	2023-04-09	100	2.42
2020 Second Tranche MTN	20 PetroChina MTN002	102000622.IB	2020-04-09	2023-04-09	100	2.42
2022 First Tranche Green MTN	22 PetroChina GN001	132280041.IB	2022-04-27	2025-04-28	5	2.26
2022 Second Tranche Green MTN	22 PetroChina GN002	132280055.IB	2022-06-15	2025-06-16	20	2.19

Interest payment and redemption of the bonds during the reporting period

For 19 PetroChina MTN001 and 19 PetroChina MTN002, full payment of interest has been completed on time, and the principal of the resale portion has been fully paid. For 13 PetroChina 02, 16 PetroChina 02, 16 PetroChina 04, 16 PetroChina 06, 19 PetroChina MTN003, 19 PetroChina MTN004, 19 PetroChina MTN005, 20 PetroChina MTN001 and 20 PetroChina MTN002, full payment of interest has been completed on time.

Rating status follow-up

During the reporting period, there was no adjustments to the results of credit rating of the Company or the bonds issued by the Company made by credit rating agencies.

Indicators Reflecting the Solvency of the Issuer

Main Indicator	As at June 30, 2022	As at December 31, 2021
Asset-liability ratio (%)	46.05	43.69

Main Indicator	The First Half of 2022	The First Half of 2021
EBITDA-to-Debt ratio	0.69	0.54
EBITDA Interest Protection Multiples	46.63	35.96

Note on Overdue Debt

☐  Applicable    ☒  Not applicable

3	Directors’ Report

3.1 Discussion and Analysis of Operations

In the first half of 2022, while the world economy faced major changes and recorded a sluggish growth, China’s economy initially made a good start but was affected in the second quarter by the rebound of COVID-19 pandemic (the “COVID-19”) in certain local regions together with other factors that were beyond expectations, which resulted in increasing the downward pressure on the economy. Generally, the economy in China achieved a positive growth in the first half of the year with the gross domestic product (“GDP”) increasing by 2.5% as compared with the same period last year. Despite that the supply and demand in the global oil market maintained a tight balance, the international crude oil prices continued to fluctuate upwards due to the impact brought by geopolitical factors such as the Ukraine crisis, which resulted in a significant increase of average prices as compared with the same period of last year .

By overcoming the impact arising out of various adverse factors, including the rebound of COVID-19 and the drop in demand in the refined oil product market, the Group vigorously strengthened its efforts in oil and gas exploration and development and strived to increase reserves and output. Under the market-oriented approach, the Group also continuously optimised its product structure and actively conducted its marketing and sales activities to increase sales revenue. As the Group adhered to low-cost development, continuously strengthening its precise management, intensively promoting quality improvement and profitability enhancement, its costs and expenses remained under effective control and also its ability to create value for the two principal industrial chains, namely, the oil and gas, was enhanced on a continuous basis. Furthermore, it adhered to green and low-carbon transformation, and actively and steadily promoted the development of new energy and new materials business. The operating results of the Group in the first half of the year continued to grow due to the surge of international oil prices, with significant improvement of free cash flow as compared with the same period of last year and a healthy financial condition.

3.1.1 Market Review

(1) Crude Oil Market

In the first half of 2022, there was a substantial increase in the international crude oil price due to the impact brought by various factors such as the demand-and-supply relationship and geopolitical landscape. The average spot price for North Sea Brent crude oil was US$107.94 per barrel, representing an increase of 66.1% as compared with the same period of last year, and the average spot price for West Texas Intermediate (“WTI”) crude oil was US$101.85 per barrel, representing an increase of 63.7% as compared with the same period of last year.

(2) Refined Products Market

In the first half of 2022, due to the rebound of COVID-19 in certain regions, the decline in the demand for domestic refined products led to a parallel reduction in the supply of refined products. At the same time, subject to quota restriction, there was a decrease in the export of refined products on a year-on-year basis, resulting in continuously intensifying pressure of excess resources. The trend of domestic refined products prices was basically consistent with that of the international market oil prices. The PRC government made adjustments for 12 times to the prices of domestic gasoline and diesel products, and the prices of reference gasoline and diesel products increased, in aggregate, by RMB2,400 per ton and RMB2,310 per ton, respectively.

(3) Chemical Products Market

In the first half of 2022, the domestic market experienced a fall in the growth of demand for chemical products and the market prices of chemical products diverged, where the prices of polyolefins and downstream synthetic resin decreased, the price of synthetic rubber slightly increased and the price of aromatic hydrocarbon soared considerably. The significant rise in raw material costs of chemical enterprises further narrowed the profit margins generated by chemical enterprises and subsequently led to a drop in the rate of operation.

(4) Natural Gas Market

In the first half of 2022, natural gas prices in the international market continued to hover at high levels. Geopolitical factors further changed the flow of trade relating to, and also the demand and supply of, natural gas around the world. Due to the impact brought by factors such as the COVID-19 in certain regions and also the macro-economic growth at a rate lower than expectation, the domestic consumption volumes of natural gas grew at slow pace.

3.1.2 Business Review

(1) Exploration and Production

Domestic Exploration and Development Operations

In the first half of 2022, the Group enhanced its efforts in domestic oil and gas exploration and development, proactively increased its reserves and output based on the change in oil prices, and made a range of major discoveries and breakthroughs in Tarim, Junggar, Ordos, Sichuan and other basins; the Group enhanced its efforts in the evaluation of oil and gas resources and in the increase of its production, implemented the control of decline rates of the obsolete oil and gas fields and promoted major development and tests, focused on the construction of new projects in new areas in a profitable manner, and enhanced the sizeable and profitable development of shale oil and gas. The domestic crude oil output of the Group amounted to 387.7 million barrels, representing an increase of 3.4% as compared with the same period of last year. The marketable natural gas output amounted to 2,253.8 billion cubic feet, representing an increase of 4.4% as compared with the same period of last year. The oil and natural gas equivalent output amounted to 763.4 million barrels, representing an increase of 3.9% as compared with the same period of last year. By adhering to the strategies of green and low-carbon transformation, the Group actively promoted the development of new energy business, accelerated the construction of new energy bases in “desert, gobi, wasteland” areas, vigorously promoted the business development of wind power generation and photovoltaic power generation, built various demonstration projects in an orderly manner, including those involving the coordination of upstream and downstream operation, the utilisation of clean energy substitution and the creation of green operation areas, and comprehensively launched the million-tonne grade CCUS full-industry-chain demonstration project in Songliao basin.

Overseas Oil and Gas Operations

In the first half of 2022, as the Group proactively responded to market change, steadily promoted its overseas oil and gas cooperation and focused on intensifying its sizeable and profitable exploration activities in key areas, it therefore made numerous important achievements. The Group also accelerated the pace of building up its key production capacity and continued to optimise the business presence and asset structure. The Group’s overseas crude oil output amounted to 64.2 million barrels, representing a decrease of 5.9% as compared with the same period of last year. The marketable natural gas output was 104.4 billion cubic feet, representing an increase of 5.5% as compared with the same period of last year. The oil and natural gas equivalent output was 81.6 million barrels, representing a decrease of 3.7% as compared with the same period of last year and accounting for 9.7% of the total oil and natural gas equivalent output of the Group.

In the first half of 2022, the Group recorded the crude oil output of 451.9 million barrels, representing an increase of 2.0% as compared with the same period of last year, the marketable natural gas output of 2,358.2 billion cubic feet, representing an increase of 4.4% as compared with the same period of last year, and the oil and natural gas equivalent output of 845.0 million barrels, representing an increase of 3.1% as compared with the same period of last year.

Main Statistics of the Exploration and Production Segment

	Unit	First half of 2022	First half of 2021	Changes (%)
Crude oil output	Million barrels	451.9	443.1	2.0
Of which: Domestic	Million barrels	387.7	374.9	3.4
Overseas	Million barrels	64.2	68.2	(5.9)
Marketable natural gas output	Billion cubic feet	2,358.2	2,258.5	4.4
Of which: Domestic	Billion cubic feet	2,253.8	2,159.5	4.4
Overseas	Billion cubic feet	104.4	99.0	5.5
Oil and natural gas equivalent output	Million barrels	845.0	819.6	3.1
Of which: Domestic	Million barrels	763.4	734.9	3.9
Overseas	Million barrels	81.6	84.7	(3.7)

Note: Figures	have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In the first half of 2022, the refining business of the Group proactively responded to the challenges arising from the fall in demand for gasoline and aviation kerosene, as well as dynamically adjusted and optimised its product structure, ratio of diesel to gasoline and plant load by insisting on the sale-oriented production and profitability-oriented production approach. As a result, 597.5 million barrels of crude oil were processed, representing a decrease of 1.4% as compared with the same period of last year; 51.51 million tons of refined products were produced, representing a decrease of 6.2% as compared with the same period of last year, and the production volume of low-sulphur marine fuel oil, petroleum coke and paraffin wax achieved a rapid growth.

For the chemical business, apart from overcoming the difficulties caused by the rising raw material costs and the narrowing of profit margin from chemical products, we also paid close attention to market changes, increased the production of chemical products with high profitability and high added value, such as fertilizers, rubber, butyl octanol and benzene. We had actively promoted the development of new chemical materials business, which resulted in achieving a significant growth in the output of new chemical materials. Further, we also used our best efforts in developing the chemical market, formulated marketing strategies based on different regions, carried out special marketing initiatives based on various products, and kicked off the online operation of the “PetroChina e-Chemical” platform. As a result, the commodity volume of chemical products was 15.945 million tons, representing an increase of 8.3% as compared with the same period of last year. The output of synthetic resin was 5.889 million tons, representing an increase of 16.1% as compared with the same period of last year. The output of synthetic rubber was 0.55 million tons, representing an increase of 8.7% as compared with the same period of last year.

With the efforts to accelerate the construction of key projects, the integration project of refining and chemicals of Guangdong Petrochemical and the ABS project of Jilin Petrochemical entered into closeout and start-up preparation phases.

Main Statistics of the Refining and Chemicals Segment

	Unit	First half of 2022	First half of 2021	Changes (%)
Processed crude oil	Million barrels	597.5	606.1	(1.4)
Gasoline, kerosene and diesel output	’000 ton	51,510	54,906	(6.2)
Of which: Gasoline	’000 ton	22,012	25,243	(12.8)
Kerosene	’000 ton	3,764	6,356	(40.8)
Diesel	’000 ton	25,734	23,307	10.4
Refining yield	%	93.44	93.00	0.44 percentage point
Ethylene	’000 ton	3,763	3,043	23.7
Synthetic resin	’000 ton	5,889	5,073	16.1
Synthetic fibre raw materials and polymers	’000 ton	575	582	(1.2)
Synthetic rubber	’000 ton	550	506	8.7
Urea	’000 ton	1,385	1,100	25.9

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In the first half of 2022, the Group took the initiative to stabilise the price and to expand the sales of its refined products marketing business. We actively rationalised the post-production process, continuously optimised our allocation schedule and strengthened our transport capacity in order to maintain our market supply. By seizing the favourable opportunity arising from the continuous regulation of the domestic refined oil market, we intensified our market development efforts, implemented differentiated marketing measures which were formulated based on different work process, product numbers and geographical regions, conducted themed marketing campaigns for special occasions such as those for the Beijing Winter Olympics and strengthened our efforts for developing as well as maintaining our relationship with institutional customers and end-customers. Additionally, we adhered to asset-light operation, actively carried out the construction of quality sales network, and promoted on a persistent basis the development of both conventional sites and stations and also the integrated sites and stations such as those for oil, gas, hydrogen, electricity and non-oil business. We increased the marketing efforts for non-oil business, made full use of the potentials underlying key product categories, strengthened its online marketing initiatives, and strived to improve the profitability level of non-oil business.

International Trading Operations

In the first half of 2022, the Group’s international trading operations increased the overseas share relating to the sales of oil and actively secure the domestic supply of resources. We adopted multiple measures to lower oil and gas procurement costs so as to facilitate cost reduction at the same time of improving profitability. By taking the initiative to explore high-end and highly profitable markets, the Group was in a position to steadily improve profitability.

The Group sold a total of 71.433 million tons of gasoline, kerosene and diesel in the first half of 2022, representing a decrease of 11.1% as compared with the same period of last year, among which the domestic sales of gasoline, kerosene and diesel were 50.344 million tons, representing a decrease of 6.1% as compared with the same period of last year.

Main Statistics of the Marketing Segment

Production and Operations Data	Unit	First half of 2022	First half of 2021	Changes (%)
Total sales volume of gasoline, kerosene and diesel	’000 ton	71,433	80,339	(11.1)
of which: Gasoline	’000 ton	29,820	33,724	(11.6)
Kerosene	’000 ton	6,050	8,125	(25.5)
Diesel	’000 ton	35,563	38,490	(7.6)
Domestic sales volume of gasoline, kerosene and diesel	’000 ton	50,344	53,592	(6.1)
of which: Gasoline	’000 ton	23,041	26,206	(12.1)
Kerosene	’000 ton	2,824	5,177	(45.5)
Diesel	’000 ton	24,479	22,209	10.2

Number of gas stations and convenience stores	Unit	June 30, 2022	December 31, 2021	Changes (%)
Number of gas stations	Unit	22,619	22,800	(0.8)
of which: asset-based stations	Unit	20,665	20,734	(0.3)
Number of convenience stores	Unit	20,063	20,178	(0.6)

(4) Natural Gas Sales Operation

In the first half of 2022, the Group’s natural gas sales operations exposed to the challenges arising from the surge of costs associated with imported gas and the huge fluctuation in demand.

As a results, the Group kept a close eye on market trends, optimised the resource structure, market distribution and sales flow direction, continued to allocate resources to high end lucrative regions and vigorously developed quality markets as well as direct supply users and direct sale users with an aim at striving to increase our market share. In the first half of 2022, the domestic natural gas sales were 103.719 billion cubic meters, representing an increase of 7.8% as compared with the same period of last year.

3.1.3 Review of Operating Results

The financial data set out below is extracted from the Group’s interim condensed consolidated financial statements prepared under IFRS

(1) Consolidated Operating Results

In the first half of 2022, the Group achieved a revenue of RMB1,614,621 million, representing an increase of 34.9% as compared with the same period of last year. Net profit attributable to owners of the Company was RMB82,391 million, representing an increase of 55.3% as compared with the same period of last year. There was a basic earnings per share of RMB0.45.

Revenue Revenue of the Group was RMB1,614,621 million for the first half of 2022, representing an increase of 34.9% as compared with the same period of last year. This was primarily due to the increase in the prices of the oil and gas products of the Group alongside with the surge of international oil prices. The table below sets out the external sales volume and average realised prices of the major products sold by the Group in the first half of 2022 and 2021 and their respective percentages of change during these periods:

	Sales Volume (’000 ton)			Average Realised Price (RMB/ton)
	First half of 2022	First half of 2021	Percentage of change (%)	First half of 2022	First half of 2021	Percentage of change (%)
Crude oil*	68,574	82,781	(17.2)	4,807	3,003	60.1
Natural gas (100 million cubic metres, RMB/’000 cubic metres)**	1,302.91	1,340.79	(2.8)	2,521	1,441	74.9
Gasoline	29,820	33,724	(11.6)	8,701	6,594	32.0
Diesel	35,563	38,490	(7.6)	7,658	4,849	57.9
Kerosene	6,050	8,125	(25.5)	6,095	3,382	80.2
Polyethylene	3,227	2,609	23.7	8,151	7,683	6.1
Polypropylene	2,018	2,079	(2.9)	7,753	7,880	(1.6)
Lubricant	628	926	(32.2)	8,921	6,546	36.3

*	The crude oil listed above represents all the external sales volume of crude oil of the Group and the decline in the sales of crude oil was mainly due to lower re-export trade volumes.
**

The natural gas listed above represents all the external sales volume of natural gas of the Group. The relatively significant increase in the realised price of natural gas was mainly due to the substantial increase in the overseas sales price and trading price of natural gas.

Operating Expenses Operating expenses were RMB1,495,606 million for the first half of 2022, representing an increase of 35.0% as compared with the same period of last year, of which:

Purchases, Services and Other Purchases, services and other were RMB1,111,531 million for the first half of 2022, representing an increase of 37.4% as compared with the same period of last year. This was primarily due to the increase in the Group’s purchase costs of external crude oil, raw material oil, etc.

Employee Compensation Costs Employee compensation costs (including salaries, various types of insurance, housing provident fund, training costs and other relevant additional costs of employees and market-oriented temporary and seasonal contractors) for the first half of 2022 were RMB74,927 million, representing an increase of 12.1% as compared with the same period of last year. This was primarily due to the change in employees’ remuneration, which was aligned with the change in profitability.

Exploration Expenses Exploration expenses were RMB12,839 million for the first half of 2022, representing an increase of 15.2% as compared with the same period of last year. This was primarily due to the fact that in response to the rebound of international oil prices, the Group intensified its oil and gas exploration efforts and strived to increase reserves while at the same time to increase output, which resulted in the increase of expenses in exploration.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation was RMB102,863 million for the first half of 2022, representing a decrease of 5.1% as compared with the same period of last year. This was primarily due to the increase in international oil prices, the change in the reserves of oil and gas resources and a decrease in depletion rate.

Selling, General and Administrative Expenses Selling, general and administrative expenses were RMB28,409 million for the first half of 2022, representing a decrease of 6.3% as compared with the same period of last year. This was primarily due to the fact that the Group insisted on low-cost development, continued to intensify its efforts to promote quality improvement and profitability enhancement, and stived to control non-production expenses.

Taxes other than Income Taxes Taxes other than income taxes were RMB141,231 million for the first half of 2022, representing an increase of 37.9% as compared with the same period of last year, of which the consumption tax was RMB80,222 million, representing an increase of 9.4% as compared with the same period of last year; the resource tax was RMB16,210 million, representing an increase of 47.1% as compared with the same period of last year; the crude oil special gain levy was RMB23,346 million, representing an increase of RMB23,149 million as compared with the same period of last year.

Other (Expenses)/Income, Net Other expenses, net of the Group for the first half of 2022 was RMB23,806 million as compared with an amount of RMB19,875 million of other income, net of the Group recorded during the same period of last year. This was primarily due to the impact brought by optimisation of the asset structure, and the disposal of certain assets that generated low profitability or were unprofitable at all in the current period, together with the restructuring of the pipeline assets of Kunlun Energy Co., Ltd. (“Kunlun Energy”), a subsidiary of the Group, during the same period of last year.

Profit from Operations Profit from operations was RMB119,015 million for the Group in the first half of 2022, representing an increase of 34.5% as compared with the same period of last year.

Net Exchange (Loss)/Gain Net exchange loss of the Group for the first half of 2022 was RMB515 million as compared with the net exchange gain of RMB35 million recorded during the same period of last year. This was mainly due to the change of average exchange rate of US dollar against Renminbi.

Net Interest Expense Net interest expense was RMB8,269 million for the first half of 2022, representing a decrease of 7.2% as compared with the same period of last year. This was mainly due to the decrease in the interest-bearing debt scale and costs as compared with the same period of last year, which in turn led to a reduction of interest expenses.

Profit before Income Tax Expense Profit before income tax expense was RMB118,335 million for the Group in the first half of 2022, representing an increase of 36.0% as compared with the same period of last year.

Income Tax Expense Income tax expense was RMB26,618 million for the first half of 2022, representing an increase of 38.6% as compared with the same period of last year. This was primarily due to an increase in the profit before income tax expense as compared with the same period of last year.

Profit for the period Net profit amounted to RMB91,717 million for the Group in the first half of 2022, representing an increase of 35.2% as compared with the same period of last year.

Net profit attributable to non-controlling interests Net profit attributable to non-controlling interests was RMB9,326 million for the first half of 2022, representing a decrease of 36.9% as compared with the same period of last year. This was primarily due to the reduction in the equity attributable to non-controlling interests and its recognised profit, resulting from the pipeline asset restructuring project of Kunlun Energy conducted in the same period of last year.

Net profit attributable to owners of the Company Net profit attributable to owners of the Company amounted to RMB82,391 million for the first half of 2022, representing an increase of 55.3% as compared with the same period of last year.

(2) Segment Results

Exploration and Production

Revenue The revenue of the Exploration and Production segment for the first half of 2022 was RMB447,350 million, representing an increase of 42.9% as compared with the same period of last year. This was primarily due to the increase in both the price and sales volume of oil and gas products, such as crude oil and natural gas. The average realised crude oil price was US$94.65 per barrel, representing an increase of 59.2% as compared with the same period of last year.

Operating Expenses Operating expenses of the Exploration and Production segment were RMB364,895 million for the first half of 2022, representing an increase of 29.3% as compared with the same period of last year. This was primarily due to the increase in the purchase costs and tax expenses. The unit oil and gas lifting cost was US$11.61 per barrel, representing an increase of 9.6% as compared with the same period of last year.

Profit from Operations In the first half of 2022, the Group’s Exploration and Production segment closely monitored the changes in international oil prices, prudently engaged in profitable exploration activities and developed profitable production. By strengthening its own analysis, study and judgment, the Group considered and implemented incentive measures for increasing production, controlling costs and improving profitability in times of high oil prices so as to fully activate the initiative of achieving profitability in all respects of the production process. The exploration and production recorded a profit from operations of RMB82,455 million, representing a surge of 167.1% as compared with the same period of last year.

Refining and Chemicals

Revenue The revenue of the Refining and Chemicals segment for the first half of 2022 was RMB583,852 million, representing an increase of 27.1% as compared with the same period of last year. This was primarily due to the increase in prices of most of the refined oil products and chemical products, of which, the revenue of the refining business was RMB450,987 million, representing an increase of 29.1% as compared with the same period of last year; the revenue of the chemicals business was RMB132,865 million, representing an increase of 20.6% as compared with the same period of last year.

Operating Expenses Operating expenses of the Refining and Chemicals segment were RMB559,791 million for the first half of 2022, representing an increase of 28.0% as compared with the same period of last year. This was primarily due to the increase in the procurement costs of crude oil and raw material oil, and the increase in tax expenses. The unit cash processing cost of refining was RMB209.53Note per ton, representing an increase of 5.4% as compared with the same period of last year. This was primarily due to the factors including the increase in cost of fuel and power and the decrease in processing volume of crude oil.

Profit from Operations In the first half of 2022, the Refining and Chemicals segment strengthened the coordination between production activities and sales activities, optimised product structure and increased the production of feature products with high added value by following principle of maximising the overall profitability of the industrial chain, strictly controlled costs and enhanced product competitiveness. At the same time, costs and expenses were under strict control to enhance the competitiveness of our products. The refining and chemicals segment recorded a profit from operations of RMB24,061 million, representing an increase of 8.5% as compared with the same period of last year, of which, the refining operations recorded a profit from operations of RMB23,973 million, representing an increase of 78.2% as compared with the same period of last year, which was primarily due to the growth in the profit margins from the refining business; the chemical operations generated profits from operations of RMB88 million, representing a decrease of RMB8,641million as compared with the same period of last year, which was primarily due to the surge in international oil prices, the increase in the costs of raw materials coupled with the significant narrowing of profit margin from chemical operation.

Note: In the first half of 2022, according to the changes of relevant policy and the management needs, the calculation calibre of the unit cash processing cost of refining has changed, and the amount for the same period of last year has also changed accordingly.

Marketing

Revenue The revenue of the Marketing segment for the first half of 2022 was RMB1,358,004 million, representing an increase of 41.1% as compared with the same period of last year. This was primarily due to the increase in the price of refined products and also the increase in the revenue from international trade.

Operating Expenses Operating expenses of the Marketing segment were RMB1,349,482 million for the first half of 2022, representing an increase of 41.2% as compared with the same period of last year. This was primarily due to an increase in the expenditure relating to the purchase of refined products from external suppliers and the expenditure relating to international trade procurement.

Profit from Operations In the first half of 2022, the Marketing segment reinforced its capability of conducting market research and making judgments, kept a close eye on the trend of COVID-19 and the condition upon resumption of work and production, actively responded to market competition, optimised its marketing strategies as well as improved the retail price realisation rate at oil (gas) stations. The Group also tightened its management and control over the selling costs and expenses and strived to control the marketing expenses, which led to a year-on-year reduction in unit marketing costs. By proactively unlocking the potentials of non-oil business to create profits, the profitability of non-oil business was improved on a continuous basis. Furthermore, the Group actively explored high-end markets outside China, and used its best efforts to control the expenditure associated with the procurement. The Marketing segment recorded a profit from operations of RMB8,522 million, representing an increase of 28.3% as compared with the same period of last year.

Natural Gas Sales

Revenue The revenue of the Natural Gas Sales segment was RMB252,942 million for the first half of 2022, representing an increase of 27.6% as compared with the same period of last year. This was primarily due to the increase in sales price and volume of natural gas.

Operating Expenses Operating expenses of the Natural Gas Sales segment were RMB239,293 million for the first half of 2022, representing an increase of 48.3% as compared with the same period of last year. This was primarily due to the significant increase in the expenditure for purchasing gas following a hike in international oil and gas prices.

Profit from Operations In the first half of 2022, the Natural Gas Sales segment continued to adopt the lean management and optimised its resource structure for the allocation of its locally produced resources and those obtained by import or from long-term trade or spot goods. We also strived to control our procurement costs. Based on our professional marketing practice, we implemented a strategy of combining our online and offline sales through which we strived to increase our sales and improve our profitability. Based on our profit-based approach, we implemented an overall planning for wholesale and retail operation so as to improve to the fullest extent as possible our ability to generate profits from end-customer business. We also continued to develop our business at low cost, and implemented the concept of reducing costs and improving profitability through optimising our resource allocation to control operating costs. The natural gas sales segment recorded a profit from operations of RMB13,649 million, representing a decrease of 63.0%, or a decrease of 26.5% excluding the impact on gains brought by the restructuring of pipeline assets of Kunlun Energy last year, as compared with the same period of last year.

In the first half of 2022, the Group’s international operations(note) achieved a revenue of RMB686,456 million, accounting for 42.5% of the total revenue of the Group. Profit before income tax was RMB21,799 million, accounting for 18.4% of the profit before tax of the Group.

Note: The four operating segments of the Group consist of Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas Sales. International operations do not constitute a separate operating segment of the Group. The financial data of international operations is included in the financial data of the respective operating segments mentioned above.

(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at June 30, 2022	As at December 31, 2021	Percentage of Change
	RMB million	RMB million	%
Total assets	2,772,369	2,502,262	10.8
Current assets	752,630	480,838	56.5
Non-current assets	2,019,739	2,021,424	(0.1)
Total liabilities	1,276,857	1,093,393	16.8
Current liabilities	752,209	518,158	45.2
Non-current liabilities	524,648	575,235	(8.8)
Equity attributable to owners of the Company	1,334,617	1,263,561	5.6
Share capital	183,021	183,021	—
Reserves	314,840	308,560	2.0
Retained earnings	836,756	771,980	8.4
Total equity	1,495,512	1,408,869	6.1

Total assets amounted to RMB2,772,369 million, representing an increase of 10.8% from that as at the end of 2021, of which:

Current assets amounted to RMB752,630 million, representing an increase of 56.5% from that as at the end of 2021, primarily due to the increase in monetary assets, inventory, accounts receivable and derivative financial assets.

Non-current assets amounted to RMB2,019,739 million, representing a decrease of 0.1% from that as at the end of 2021, primarily due to further optimisation of our asset structure that led to a decrease in property, plant and equipment.

Total liabilities amounted to RMB1,276,857 million, representing an increase of 16.8% from that as at the end of 2021, of which:

Current liabilities amounted to RMB752,209 million, representing an increase of 45.2% from that as at the end of 2021, primarily due to the increase in accounts payable, short-term borrowings and derivative financial liabilities.

Non-current liabilities amounted to RMB524,648 million, representing a decrease of 8.8% from that as at the end of 2021, primarily due to the decrease in long-term borrowings.

Equity attributable to owners of the Company amounted to RMB1,334,617 million, representing an increase of 5.6% from that as at the end of 2021, primarily due to the increase in retained earnings.

(4) Cash Flows

As at June 30, 2022, the primary sources of funds of the Group were cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to the owners of the Company.

The table below sets out the cash flows of the Group for the first half of 2022 and 2021, respectively, and the amount of cash and cash equivalents as at the end of each period:

	Six months ended June 30
	2022	2021
	RMB million	RMB million
Net cash flows from operating activities	196,061	116,034
Net cash flows used for investing activities	(89,706)	(74,802)
Net cash flows used for financing activities	(26,141)	(4,554)
Translation of foreign currency	4,152	(915)
Cash and cash equivalents at end of the period	221,155	154,394

Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities for the first half of 2022 amounted to RMB196,061 million, representing an increase of 69.0% as compared with the same period of last year. This was primarily due to the significant increase in profit over the same period last year and also the impact brought by the change in working capital. As at June 30, 2022, the Group had cash and cash equivalents of RMB221,155 million, of which, approximately 71.5% were denominated in Renminbi, approximately 24.3% were denominated in US Dollars, approximately 3.2% were denominated in Hong Kong Dollars and approximately 1.0% were denominated in other currencies.

Net Cash Flows Used For Investing Activities

The net cash flows of the Group used for investing activities for the first half of 2022 amounted to RMB89,706 million, representing an increase of 19.9% as compared with the same period of last year. This was primarily due to the impact brought by the restructuring of pipeline assets of Kunlun Energy during the same period last year.

Net Cash Flows Used For Financing Activities

The net cash flows of the Group used for financing activities for the first half of 2022 amounted to RMB26,141 million, representing an increase of RMB21,587 million as compared with the same period of last year. This was primarily due to the efforts made by the Group in optimising its debt structure and also a decrease in the net amount of long-term borrowings.

The net borrowings of the Group as at June 30, 2022 and December 31, 2021, respectively, were as follows:

	As at June 30, 2022	As at December 31, 2021
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	96,977	53,275
Long-term borrowings	238,728	287,175

Total borrowings	335,705	340,450

Less: Cash and cash equivalents	221,155	136,789

Net borrowings	114,550	203,661

The following table sets out the remaining contractual maturities of borrowings as at the date of the statement of financial position, which are based on the earliest contractual maturity date, with the contractual undiscounted cash flows including principal and interest:

	As at June 30, 2022	As at December 31, 2021
	RMB million	RMB million
Within 1 year	105,121	58,923
Between 1 and 2 years	113,455	53,250
Between 2 and 5 years	119,231	226,124
After 5 years	17,412	28,053

	355,219	366,350

Of the total borrowings of the Group as at June 30, 2022, approximately 35.5% were fixed-rate loans and approximately 64.5% were floating-rate loans; approximately 66.6% were denominated in Renminbi, approximately 31.4% were denominated in US Dollars and approximately 2.0% were denominated in other currencies.

As at June 30, 2022, the gearing ratio of the Group (gearing ratio = interest-bearing borrowing / (interest-bearing borrowing + total equity)) was 18.3% (December 31, 2021: 19.5%).

(5) Capital Expenditures

For the first half of 2022, the Group continued to follow the standard of investment return, made further inputs to special projects for improvement of investment management, conducted prudent feasibility studies in order to screen and select the profitable projects. Accordingly, the Group gave priority to promote the development of principal business and the construction of major projects, implemented quantitative assessment of investment profitability and continuously improved both the efficiency and profitability of the investments conducted by the Group. The capital expenditure of the Group was amounted to RMB92,312 million, representing an increase of 24.9% as compared with the same period of last year. This was primarily due to the increase in exploration and development efforts to strive to expand reserves and outputs, the acceleration of transformation and development of refining and chemicals, and the expansion of overseas business. The capital expenditure throughout 2022 is estimated at RMB242,000 million. The following table sets out the capital expenditures incurred by the Group for the first half of 2022 and for the first half of 2021 and the estimated capital expenditures for each of the business segments of the Group throughout the year of 2022.

	First half of 2022		First half of 2021		Estimates for 2022
	RMB million	(%)	RMB million	(%)	RMB million	(%)
Exploration and Production*	72,820	78.88	54,078	73.19	181,200	74.88
Refining and Chemicals	16,827	18.23	16,639	22.52	44,500	18.39
Marketing	832	0.90	1,099	1.49	7,500	3.10
Natural Gas Sales	1,420	1.54	1,806	2.44	8,000	3.30
Head Office and Other	413	0.45	261	0.36	800	0.33

Total	92,312	100.00	73,883	100.00	242,000	100.00

*

If investments related to geological and geophysical exploration expenses were included, the capital expenditures for the Exploration and Production segment for the first half of 2022 and the first half of 2021, and the estimates for the same for the year of 2022 would be RMB79,838 million, RMB60,050 million and RMB193,200 million, respectively.

Exploration and Production

Capital expenditures for the Exploration and Production segment of the Group amounted to RMB72,820 million for the first half of 2022. The expenditures were primarily used for continuously strengthening the exploration and development with scale benefit and profitability of key basins such as Tarim, Sichuan, Ordos, Junggar, Songliao and Bohai Bay, devoting greater efforts in the exploration of unconventional resources such as shale gas and shale oil and promoting new energy projects such as alternative clean electricity and CCUS projects domestically; and the Group proactively responded to market change and focused on intensifying its sizeable and profitable exploration activities in key areas overseas, while improving the capacity construction of the key projects including those in Middle East, Central Asia and America, and continued to optimise the business presence and asset structure.

The Group anticipates that capital expenditures for the Exploration and Production segment throughout 2022 will amount to RMB181,200 million.

Refining and Chemicals

Capital expenditures for the Refining and Chemicals segment of the Group amounted to RMB16,827 million for the first half of 2022, primarily used for the construction of transformation and upgrade projects including the integration project of refining and chemicals of Guangdong Petrochemical and the ABS project of Jilin Petrochemical, together with the research and development projects related to new materials and new technology.

The Group anticipates that capital expenditures for the Refining and Chemicals segment throughout 2022 will amount to RMB44,500 million.

Marketing

Capital expenditures for the Marketing segment of the Group amounted to RMB832 million for the first half of 2022, which were used primarily for the construction of domestic end sales networks of oil and gas stations, the expansion of new energy projects such as hydrogen refuelling stations, and the construction of overseas oil and gas storage, transportation and sales facilities.

The Group anticipates that capital expenditures for the Marketing segment throughout 2022 will amount to RMB7,500 million.

Natural Gas Sales

Capital expenditures for the Natural Gas Sales segment of the Group amounted to RMB1,420 million for the first half of 2022, which were primarily used for construction of projects including natural gas branch line and urban gas end market development projects.

The Group anticipates that capital expenditures for the Natural Gas Sales segment throughout 2022 will amount to RMB8,000 million.

Head Office and Other

Capital expenditures for the Head Office and others for the first half of 2022 amounted to RMB413 million, which were primarily used for improvements of scientific research facilities and construction of the IT system.

The Group anticipates that capital expenditures of the Head Office and others throughout 2022 will amount to RMB800 million.

3.1.4 Business Prospects for the Second Half of the Year

In the second half of 2022, the world economy is facing downside risks due to the impact of factors such as inflation, interest rate increase and geopolitics. With the domestic COVID-19 pandemic under effective control and further implementation of policies to stabilise the economy, China’s economy will continue to maintain the momentum of rebound and overall perform in a reasonably good range. The international crude oil market in general maintained a tight balance, and the international crude oil prices may keep fluctuating in a high level. The consumption in the domestic refined oil market has gradually recovered, but with the increasing supply, the market competition would become fiercer. In the face of new changes and new challenges, the Group will resolutely implement the new development philosophy, actively respond to all kinds of risks, conduct precise analysis and scientific planning, focus on the development of its principal business, continuously optimise its production and operation, strengthen scientific and technological innovation, deepen quality and profitability improvement, continue to promote green and low-carbon transformation, consistently strengthen ESG work, and strive to achieve stable and profitable operation of the two principal industrial chains, namely, oil and gas industrial chains, so as to actively create value for shareholders.

In respect of exploration and production business, the Group will vigorously conduct high-profitability exploration, continuously strengthen risk exploration, deepen the exploration of strategic replacement areas and strive to obtain strategic discoveries and breakthroughs. We will strengthen the concentrated exploration in the fields of reserve enhancement, actively implement the sizeable and highly profitable reserves in basins such as Tarim, Hetao and Sichuan, and strive to maintain growth of recoverable oil and gas reserves. Furthermore, it is imperative to strengthen oil and gas development, and with controlling decline rate and improving recovery rate as the main line, ensure stable output of old oil and gas fields and accelerate the pace of achieving profitable production in new areas. At the same time, we will focus on the construction of key production capacity facilities such as Changqing Qingcheng, Bozi and Dabei of Tarim and Ma Lake of Xinjiang, and strive to achieve oil and gas production targets.

In respect of refining and chemical business, the Group will optimise the organization and operation, allocate more resources to enterprises with good profitability, and promote plant maintenance in an orderly way, so as to ensure safe and stable operation. We will focus on the practice of controlling oil and increasing output of specialty products, increase the production of marketable refined oil products, accelerate the launch of production of low-sulphur marine fuel oil, asphalt, lubricating oil base and other specialty products, and strive to increase production and profitability. We will keep ethane ethylene, fertilizer, ABS and other facilities running at full capacity, make every effort to increase the proportion of high-end special materials and increase production of high value-added chemical products, to improve the profitability of chemical business. We will continue to develop new materials business, make greater effort for product development and marketing, and continuously increase the output of new materials. It is imperative to continuously optimise marketing strategies for chemical products, explore the high-end market, properly organise the sales of new products and maintain stable growth of sales and profitability. In addition, we will accelerate the construction of major projects such as the integration project of refining and chemicals of Guangdong Petrochemical, the ABS project of Jilin Petrochemical, Jilin Petrochemical’s ethylene project and Guangxi Petrochemical’s ethylene project.

In respect of sales of refined products, the Group will strengthen the connection between production and sales, ensure smooth post-production channels, strive to expand sales and improve inventory management, which will ensure smooth operation of the industrial chain. It is imperative to vigorously promote refined marketing, adjust the volume and price in a dynamic way, accurately implement marketing strategies, carefully carry out customer services and constantly improve the quality and profitability of marketing. We will strive to develop the market and steadily increase the market share. We will also continuously improve the quality of the sales network and speed up the development of integrated layout of oil and gas filling stations as well as new energy stations such as photovoltaic, power charging and swapping and hydrogen energy stations. It is important to innovate the business models of non-oil business, strengthen joint ventures and cooperation, and accelerate the development of extended business such as automobile service, catering, e-commerce and group purchase, so as to increase the contribution of profitability.

In respect of the natural gas sales business, the Group will continue to optimise the resource structure, make overall arrangements for balancing self-production and import, long-term trade and spot resources, and make coordination for steady and increased supply of imported pipeline gas. In addition, we will implement the strategy and frequency of spot LNG procurement in a scientific way, build up a diversified, low-cost and highly flexible resource pool to achieve complementation of surplus and shortage as well as cost control. It is imperative to continue to optimise marketing strategies, increase market development efforts, and strive to develop civil terminals and industrial raw material users. In line with the scientific study on changes in demands, we will make overall arrangements for optimizing the allocation of resources to ensure stable market supply.

In respect of international operations, the Group will focus on profitable exploration, properly conduct the exploration of the PK project in Kazakhstan, Oman Zone 5 and other mature exploration areas, and strive to achieve more large-scale discoveries of oil and gas. We will focus on refined exploration, make overall arrangements for stable production of old oil fields and production construction of new areas, actively implement measures to stabilise and increase production, to increase oil and gas production. We will highlight the optimisation of asset management, accelerate new project development in key regions such as Middle East and Central Asia, and achieve new breakthroughs in improving asset allocation and regional layout. We strive to boost international trade, enhance capacity in securing resources and reduce procurement costs. We will conduct in-depth study and judgment on the change of the oil and gas market, focusing on high-end and profitable markets and cross-regional market development, to enhance our capacity in global resource allocation.

In respect of green and low-carbon transformation, the Group will implement special plans for new energy, accelerate the pace of relevant work and construction, strive to obtain clean power indicators and expand geothermal heating business. We will accelerate the construction of key projects such as photovoltaic projects in Jilin, Yumen, Xinjiang and Tarim oil fields, promote a number of wind power projects in Hainan, Guangxi and Jiangsu to make breakthroughs, and develop a series of low-carbon and zero-carbon oil and gas field demonstration projects. Furthermore, we will carry out associated resource development and CCUS projects and strive to increase the amount of carbon dioxide injection.

3.2 Other Financial Information

3.2.1 Principal Operations by Segment under CAS

	Income from principal operations for the first half of 2022	Cost of principal operations for the first half of 2022	Gross margin*	Changes in income from principal operations over the same period of the preceding year	Changes in cost of principal operations over the same period of the preceding year	Increase/ (decrease) in gross margin
	RMB million	RMB million	%	%	%	Percentage points
Exploration and Production	439,108	297,245	22.0	43.4	20.3	7.4
Refining and Chemicals	580,780	454,032	6.2	27.3	37.3	(3.0)
Marketing	1,342,268	1,289,295	3.9	41.6	40.5	0.8
Natural Gas Sales	250,358	238,020	4.9	28.0	32.9	(3.5)
Head Office and Other	206	150	—	(40.6)	111.3	—
Inter-segment elimination	(1,028,779)	(1,048,078)	—	—	—	—

Total	1,583,941	1,230,664	13.7	35.5	32.4	1.6

*	Gross margin = Profit from principal operations / Income from principal operations

3.2.2 Principal Operations by Region under CAS

	First half of 2022	First half of 2021	Changes over the same period of the preceding year
Operating income	RMB million	RMB million	%
China’s mainland	928,165	758,070	22.4
Others	686,456	438,511	56.5

Total	1,614,621	1,196,581	34.9

3.2.3 Final Dividend for the Year Ended December 31, 2021

The final dividend in respect of 2021 of RMB0.09622 per share (inclusive of applicable tax), amounting to a total of RMB17,610 million, was approved by the shareholders at the 2021 annual general meeting of the Company on June 9, 2022 and was paid on or before July 29, 2022.

3.2.4 Interim Dividend for 2022 and Closure of Register of Members

The Board was authorised by the shareholders to approve the distribution of an interim dividend for 2022 at the 2021 annual general meeting of the Company on June 9, 2022. To provide returns to the shareholders, the Board has resolved to declare an interim dividend of RMB0.20258 per share (inclusive of applicable tax) for 2022 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2022. The total amount of the interim dividends payable is RMB37,076 million.

The interim dividend of the Company will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on September 19, 2022. The register of members of H shares will be closed from September 14, 2022 to September 19, 2022 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited on or before 4:30 p.m., September 13, 2022. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of September 19, 2022 will be eligible for the interim dividend.

In accordance with the relevant provisions of the Articles of Association of PetroChina Company Limited and relevant laws and regulations, dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange and Shenzhen Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends by the Board. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link (《港股通H股股票現金紅利派發協議》) between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof. The average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the 2022 interim dividend by the Board is RMB0.86802 to 1.00 Hong Kong Dollar. Accordingly, the interim dividend will be 0.23338 Hong Kong Dollar per H share (inclusive of applicable tax).

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”), and will pay the declared interim dividend to the Receiving Agent for its onward payment to the holders of H shares. The interim dividend will be paid by the Receiving Agent around October 28, 2022 to the holders of H shares by ordinary mail at their own risks.

According to the Law on Corporate Income Tax of the People’s Republic of China (《中華人民共和國企業所得稅法》) and the relevant implementing rules which came into effect on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the H share register of members of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Any holders of H shares wishing to change their shareholder status should consult their agents or trust institutions on the relevant procedures. The Company will withhold and pay the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments based on the information that will have been registered on the Company’s H share register of members on September 19, 2022.

According to the Notice on Issues Concerning the Collection and Management of Individual Income Tax after the Abolishment of Guo Shui Fa [1993] No.045 promulgated by the State Taxation Administration (Guo Shui Han [2011] No.348) （《關於國稅發〔1993〕045號文件廢止後有關個人所得稅征管問題的通知》（國稅函〔2011〕348號））, the Company is required to withhold and pay the individual income tax for individual holders of H shares and individual holders of H shares are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual holders of H shares are resident and China and the provisions in respect of tax arrangements between Chinese mainland and Hong Kong (Macau). The Company will withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Circular on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Treaties (SAT Circular [2019] No.35) (《關於發布<非居民納稅人享受協定待遇管理辦法>的公告》(國家稅務總局公告2019年第35號)) issued by the State Taxation Administration. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the individual H shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on September 19, 2022 and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder is not the same as the Registered Address, the individual H shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., September 13, 2022 (address: Hong Kong Registrars Limited, Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the individual H shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the individual H shareholder based on the recorded Registered Address on September 19, 2022.

The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Notice of Ministry of Finance, the State Taxation Administration, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No.81) (《財政部、國家稅務總局、證監會關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》(財稅[2014]81號)), which became effective on November 17, 2014, and the Notice of the Ministry of Finance, the State Taxation Administration, and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shenzhen and Hong Kong Stock Markets (Cai Shui [2016] No. 127) (《財政部、國家稅務總局、證監會關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》(財稅[2016]127號)), which became effective on December 5, 2016, with regard to the dividends obtained by individual Chinese mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the tax rate of 20% in accordance with the register of individual Chinese mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by Chinese mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect, the Company will withhold tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by Chinese mainland enterprise investors, and Chinese mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the tax rate of 10%, and file tax withholding returns with the competent tax authority. Where any Hong Kong investor is a tax resident of a foreign country and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may directly, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

4 Significant Events

4.1 Important events occurred since the end of the reporting period

(1) On August 12, 2022, as approved by the Board and for better protection of the interests of the investors, the Company has notified the New York Stock Exchange (the “NYSE”) that it will apply for a voluntary delisting of its American Depositary Shares (“ADSs”) from the NYSE pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and relevant rules, and, subject to subsequent actual circumstances, the deregistration of the ADSs and the underlying H Shares with the United States Securities and Exchange Commission in accordance with the relevant requirements under the Exchange Act. For details, please refer to the announcement published by the Company on the website of the Shanghai Stock Exchange (Announcement No. Lin 2022-028) and the announcement published on the website of the Hong Kong Stock Exchange on August 12, 2022, respectively.

(2) On August 25, 2022, the resolution regarding the change of the names of specific branches, including Exploration and Production Branch, was considered and approved by the seventeenth meeting of the eighth session of the Board. According to the new energy and new materials strategy and plan of the Company and taking the development orientation of the specific branches into consideration, it was agreed that the Exploration and Production Branch would be renamed as Oil, Gas and New Energy Branch, and the Refining and Chemicals Branch would be renamed as Refining, Chemicals and New Materials Branch. The above-mentioned branches are branch organisation of the Company, rather than the operating segments of the Group.

4.2 China continues to improve systems, mechanisms, policies and measures for green and low-carbon energy transformation

On January 30, 2022, the National Development and Reform Commission (“NDRC”) and the National Energy Administration (“NEA”) jointly issued the Opinions on Improving Systems, Mechanisms, Policies and Measures for Green and Low-Carbon Energy Transformation (Fa Gai Neng Yuan [2022] No. 206) (《關於完善能源綠色低碳轉型體制機制和政策措施的意見》（發改能源〔2022〕206號）), which propose to improve the mechanism for clean and profitable utilization of oil and gas, enhance the capacity of exploitation of oil and gas fields in a clean and efficient way, make efforts to promote the transformation and upgrading of the refining and chemical industry, and at the same time increase the synergy of pollution control and carbon reduction. In addition, these opinions require to improve synergistic development of oil and gas, geothermal energy, wind energy, solar energy and other energy resources, and encourage oil and gas enterprises to utilize their own construction land to develop renewable energy and construct distributed energy facilities, and build a multi-energy integrated district energy supply system in the oil and gas field area. Further, the natural gas supply chains should be sorted out and the gas supply levels should be reduced. Traditional oil and gas filling stations are encouraged to establish integrated oil, gas, electricity and hydrogen transportation energy service stations, and more efforts should be made to strengthen the promotion and demonstration of carbon dioxide capture, utilization and storage technology, expand the application of carbon dioxide flooding technology, and explore carbon dioxide storage by utilization of underground space formed after oil and gas exploitation.

Such matters do not affect the continuity of the business or the stability of management of the Group and are conducive for the Group to promote the synergistic development of oil and gas and new energy businesses.

4.3 China actively builds up a modern energy system

On January 29, 2022, NDRC and NEA jointly issued the 14th Five-Year Plan for Modern Energy System (Fa Gai Neng Yuan [2022] No. 210) (《“十四五”現代能源體系規劃》（發改能源〔2022〕210號）), which proposes to strengthen domestic oil and gas exploration and development, enhance geological survey and exploration of oil and gas in key basins and sea areas, and consolidate the foundation for resource continuity. Further, it requires to accelerate the use of reserves, properly conduct “control the decline” and “improve the recovery rate” in the developed oil fields, promote stable production of old oil fields and gas fields, and intensify the development of production capacity of new areas, so as to ensure continuously stable and increased production. More effort should be made to expand the exploration and development of unconventional resources, and accelerate the development of shale oil, shale gas and coalbed methane. It is also required to promote steady increase of oil production and rapid growth of natural gas production. Pricing mechanism of refined oil products should be studied and improved. The top-level design improvement of the natural gas market should be sped up, a natural gas market system featuring orderly competition and highly efficient supply should be established, and the natural gas trading platform should be improved. In addition, the market-oriented reform of natural gas prices should be steadily promoted, and the levels of gas distribution should be reduced.

Such matters do not affect the continuity of the business or the stability of management of the Group and is conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results.

4.4 China implemented phased price subsidies for oil refining enterprises under high oil prices

On June 14, 2022, the Ministry of Finance and NDRC issued the Notice on Implementing Phased Price Subsidies when International Oil Prices Reach the Upper Limit of Regulation (CAI JIAN [2022] No. 185) (《關於做好國際油價觸及調控上限後實施階段性價格補貼有關工作的通知》（財建〔2022〕185號）), which explicitly stipulated that, when the crude oil price in the international market is higher than the upper limit of the price control of refined oil set by the State (US$ 130 per barrel), a staged price subsidy will be implemented for oil refining enterprises. The subsidy standard is the unadjusted highest retail price of gasoline and diesel that was supposed to be adjusted during the period of price adjustment (i.e. a period of ten working days (corresponding to the window for price adjustment of refined oil) is used). The subsidy amount is the actual sales volume of gasoline and diesel by oil refining enterprises during the period of price adjustment. The duration of the policy is tentatively set for two months. If the crude oil price in international market continues to be higher than the upper limit of the price control of refined oil prices set by the State, the relevant control policies will be clarified in advance.

Such matters do not affect the continuity of the business or the stability of management of the Group and is conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results.

5 Financial Report

5.1 Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Accounting Period

☐  Applicable        ☒  Not applicable

5.2 Content, Corrected Amount, Reason and Impact of Material Accounting Error

☐  Applicable        ☒  Not applicable

5.3 The Balance Sheets and Income Statements, with Comparatives

5.3.1 Condensed financial statements prepared in accordance with IFRS

(1) Condensed Consolidated Statement of Comprehensive Income

	Notes		Six months ended June 30
			2022	2021
			RMB million	RMB million
REVENUE	(i	)	1,614,621	1,196,581

OPERATING EXPENSES
Purchases, services and other			(1,111,531)	(808,932)
Employee compensation costs			(74,927)	(66,828)
Exploration expenses, including exploratory dry holes			(12,839)	(11,141)
Depreciation, depletion and amortisation			(102,863)	(108,355)
Selling, general and administrative expenses			(28,409)	(30,326)
Taxes other than income taxes			(141,231)	(102,411)
Other (expenses)/income net			(23,806)	19,875

TOTAL OPERATING EXPENSES			(1,495,606)	(1,108,118)

PROFIT FROM OPERATIONS			119,015	88,463

FINANCE COSTS
Exchange gain			8,920	7,807
Exchange loss			(9,435)	(7,772)
Interest income			1,375	1,279
Interest expense			(9,644)	(10,194)

TOTAL NET FINANCE COSTS			(8,784)	(8,880)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES			8,104	7,433

PROFIT BEFORE INCOME TAX EXPENSE	(ii	)	118,335	87,016
INCOME TAX EXPENSE	(iii	)	(26,618)	(19,199)

PROFIT FOR THE PERIOD			91,717	67,817

OTHER COMPREHENSIVE INCOME
Item that will not be reclassified to profit or loss
Fair value changes in equity investment measured at fair value through other comprehensive income			(168)	15
Items that are or may be reclassified subsequently to profit or loss
Currency translation differences			5,112	(3,128)
Cash flow hedges			6,639	—
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method			223	(69)

OTHER COMPREHENSIVE INCOME, NET OF TAX			11,806	(3,182)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD			103,523	64,635

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company			82,391	53,037
Non-controlling interests			9,326	14,780

			91,717	67,817

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company			91,078	50,675
Non-controlling interests			12,445	13,960

			103,523	64,635

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv	)	0.45	0.29

(2) Condensed Consolidated Statement of Financial Position

	Notes		June 30, 2022	December 31, 2021
			RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment			1,445,437	1,459,296
Investments in associates and joint ventures			270,918	265,785
Equity investments measured at fair value through other comprehensive income			936	1,168
Right-of-use assets			206,285	208,606
Intangible and other non-current assets			74,734	66,344
Deferred tax assets			15,984	12,161
Time deposits with maturities over one year			5,445	8,064

TOTAL NON-CURRENT ASSETS			2,019,739	2,021,424

CURRENT ASSETS
Inventories			221,699	143,848
Accounts receivable	(vi	)	114,193	52,746
Derivative financial assets			36,263	3,913
Prepayments and other current assets			128,049	112,820
Financial assets at fair value through other comprehensive income			6,183	3,975
Time deposits with maturities over three months but within one year			25,088	26,747
Cash and cash equivalents			221,155	136,789

TOTAL CURRENT ASSETS			752,630	480,838

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii	)	454,629	299,121
Contract liabilities			83,690	78,481
Income taxes payable			15,845	9,915
Other taxes payable			54,870	66,859
Short-term borrowings			96,977	53,275
Derivative financial liabilities			39,213	3,881
Lease liabilities			6,985	6,626

TOTAL CURRENT LIABILITIES			752,209	518,158

NET CURRENT ASSETS/(LIABILITIES)			421	(37,320)

TOTAL ASSETS LESS CURRENT LIABILITIES			2,020,160	1,984,104

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital			183,021	183,021
Retained earnings			836,756	771,980
Reserves			314,840	308,560

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY			1,334,617	1,263,561
NON-CONTROLLING INTERESTS			160,895	145,308

TOTAL EQUITY			1,495,512	1,408,869

NON-CURRENT LIABILITIES
Long-term borrowings			238,728	287,175
Asset retirement obligations			133,120	129,405
Lease liabilities			121,763	123,222
Deferred tax liabilities			22,636	26,638
Other long-term obligations			8,401	8,795

TOTAL NON-CURRENT LIABILITIES			524,648	575,235

TOTAL EQUITY AND NON-CURRENT LIABILITIES			2,020,160	1,984,104

(3) Selected notes from the financial statements prepared in accordance with IFRS

(i) Revenue

Revenue mainly represents revenues from the sale of crude oil, natural gas, refined products, chemical products, non-oil products, etc., and from the transportation of natural gas.

(ii) Profit Before Income Tax Expense

	Six months ended June 30
	2022	2021
	RMB million	RMB million
Items credited and charged in arriving at the profit before income tax expense include:
Credited
Dividend income from equity investment measured at fair value through other comprehensive income	7	15
Reversal of provision for impairment of receivables	52	18
Reversal of write down in inventories	18	60
Gain on disposal of investment in subsidiaries	49	297
Gain on Pipeline restructuring	—	18,320
Charged
Amortisation of intangible and other assets	3,410	2,902
Depreciation and impairment losses:
Owned property, plant and equipment	93,389	98,847
Right-of-use assets	6,064	6,606
Cost of inventories recognised as expense	1,250,608	946,499
Provision for impairment of receivables	554	286
Interest expense (i)	9,644	10,194
Loss on disposal and scrap of property, plant and equipment	7,060	249
Variable lease payments, low-value and short-term lease payment not included in the measurement of lease liabilities	1,075	1,231
Research and development expenses	9,142	8,288
Write down in inventories	586	67
(i) Interest expense
Interest expense	10,318	10,698
Include: Interest on lease liabilities	2,728	2,651
Less: Amount capitalised	(674)	(504)

	9,644	10,194

(iii) Income Tax Expense

	Six months ended June 30
	2022	2021
	RMB million	RMB million
Current taxes	34,517	20,109
Deferred taxes	(7,899)	(910)

	26,618	19,199

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. In accordance with the Circular jointly issued by the Ministry of Finance (“MOF”), the General Administration of Customs of the PRC and the State Administration of Taxation (“SAT”) on Issues Concerning Tax Policies for In-depth Implementation of Western Development Strategy (Cai Shui [2011] No.58) and the Notice on Continuing the Income Tax Policy for Western Development (Notice No.23 of 2020 of the MOF, the SAT, the NDRC), the corporate income tax for the enterprises engaging in the encouraged industries in the Western China Region is charged at a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2030. Certain branches and subsidiaries of the Company in the Western China Region obtained the approval for the use of the preferential corporate income tax rate of 15%.

(iv) Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the six months ended June 30, 2022 and June 30, 2021 have been computed by dividing profit attributable to owners of the Company by 183,021 million shares issued and outstanding during the period.

There are no potentially dilutive ordinary shares.

(v) Dividends

	Six months ended June 30
	2022	2021
	RMB million	RMB million
Interim dividends attributable to owners of the Company for 2022 (a)	37,076	—
Interim dividends attributable to owners of the Company for 2021 (c)	—	23,866

(a)

As authorised by shareholders in the Annual General Meeting on June 9, 2022, the Board of Directors resolved to distribute interim dividends attributable to owners of the Company in respect of 2022 of RMB 0.20258 yuan (inclusive of applicable tax) per share amounting to a total of RMB 37,076 million on August 25, 2022. The dividends were not paid by the end of the reporting period, and were not recognised as liability at the end of the reporting period, as they were declared after the date of the statement of financial position.

(b)

Final dividends attributable to owners of the Company in respect of 2021 of RMB 0.09622 yuan (inclusive of applicable tax) per share amounting to a total of RMB 17,610 million were approved by the shareholders in the Annual General Meeting on June 9, 2022, and were paid on or before July 29, 2022.

(c)

Interim dividends attributable to owners of the Company in respect of 2021 of RMB 0.13040 yuan (inclusive of applicable tax) per share amounting to a total of RMB 23,866 million, and were paid on or before October 29, 2021.

(d)

Final dividends attributable to owners of the Company in respect of 2020 of RMB 0.08742 yuan (inclusive of applicable tax) per share amounting to a total of RMB 16,000 million were approved by the shareholders in the Annual General Meeting on June 10, 2021, and were paid on or before July 30, 2021.

(vi) Accounts Receivable

	June 30, 2022	December 31, 2021
	RMB million	RMB million
Accounts receivable	116,046	54,160
Less: Provision for impairment of accounts receivable	(1,853)	(1,414)

	114,193	52,746

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier), as of June 30, 2022 and December 31, 2021 is as follows:

	June 30, 2022	December 31, 2021
	RMB million	RMB million
Within 1 year	113,084	51,533
Between 1 and 2 years	736	816
Between 2 and 3 years	174	194
Over 3 years	199	203

	114,193	52,746

The Group offers its customers credit terms up to 180 days.

(vii) Accounts Payable and Accrued Liabilities

	June 30, 2022	December 31, 2021
	RMB million	RMB million
Trade payables	228,760	140,538
Salaries and welfare payable	18,222	8,975
Dividends payable	21,333	419
Interests payable	1,338	2,672
Construction fee and equipment cost payables	79,297	92,683
Others (i)	105,679	53,834

	454,629	299,121

(i)	Other consists primarily of notes payables, insurance payable, etc.

The aging analysis of trade payables as of June 30, 2022 and December 31, 2021 is as follows:

	June 30, 2022	December 31, 2021
	RMB million	RMB million
Within 1 year	217,685	130,863
Between 1 and 2 years	3,903	2,767
Between 2 and 3 years	966	948
Over 3 years	6,206	5,960

	228,760	140,538

(viii) Segment Information

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas Sales.

The segment information for the operating segments for the six months ended June 30, 2022 and 2021 is as follows:

Six months ended June 30, 2022	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas Sales	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	447,350	583,852	1,358,004	252,942	1,252	2,643,400
Less: intersegment sales	(373,035)	(406,955)	(238,399)	(10,260)	(130)	(1,028,779)

Revenue from external customers	74,315	176,897	1,119,605	242,682	1,122	1,614,621

Depreciation, depletion and amortisation	(79,045)	(12,021)	(8,666)	(2,280)	(851)	(102,863)
Profit/(loss) from operations	82,455	24,061	8,522	13,649	(9,672)	119,015

Six months ended June 30, 2021	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas Sales	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	313,009	459,384	962,448	198,205	610	1,933,656
Less: intersegment sales	(259,957)	(295,281)	(172,460)	(9,347)	(30)	(737,075)

Revenue from external customers	53,052	164,103	789,988	188,858	580	1,196,581

Depreciation, depletion and amortisation	(84,123)	(11,559)	(8,736)	(3,157)	(780)	(108,355)
Profit/(loss) from operations	30,870	22,185	6,640	36,888	(8,120)	88,463

5.3.2 Financial statements prepared in accordance with CAS

(1) Consolidated and Company Balance Sheets

Unit: RMB million

	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
ASSETS	The Group	The Group	The Company	The Company
Current assets
Cash at bank and on hand	246,243	163,536	118,865	35,505
Derivative financial assets	36,263	3,913	—	—
Accounts receivable	114,193	52,746	19,057	7,429
Receivables financing	6,183	3,975	5,866	3,598
Advances to suppliers	23,160	14,598	12,894	6,273
Other receivables	53,464	39,554	7,449	4,327
Inventories	221,699	143,848	133,267	95,828
Other current assets	51,425	58,668	38,248	44,442

Total current assets	752,630	480,838	335,646	197,402

Non-current assets
Investments in other equity instruments	943	1,176	348	388
Long-term equity investments	271,019	265,884	468,282	461,462
Fixed assets	404,282	418,837	249,511	259,790
Oil and gas properties	797,985	816,788	605,016	622,093
Construction in progress	243,170	223,671	165,035	150,829
Right-of-use assets	136,681	139,359	60,655	61,889
Intangible assets	90,330	90,587	68,679	68,884
Goodwill	8,331	7,987	48	43
Long-term prepaid expenses	10,550	11,391	7,750	8,384
Deferred tax assets	15,984	12,161	—	—
Other non-current assets	40,732	33,854	15,519	12,786

Total non-current assets	2,020,007	2,021,695	1,640,843	1,646,548

TOTAL ASSETS	2,772,637	2,502,533	1,976,489	1,843,950

Unit: RMB million

	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
LIABILITIES AND SHAREHOLDERS’ EQUITY	The Group	The Group	The Company	The Company
Current liabilities
Short-term borrowings	48,093	40,010	16,757	23,328
Derivative financial liabilities	39,213	3,881	—	—
Notes payable	20,802	20,089	20,138	19,369
Accounts payable	308,057	233,221	101,663	90,968
Contracts liabilities	83,690	78,481	64,498	57,698
Employee compensation payable	18,222	8,975	14,239	6,669
Taxes payable	70,715	76,774	40,258	51,615
Other payables	99,919	28,493	151,541	72,324
Current portion of non-current liabilities	55,871	19,893	44,644	8,644
Other current liabilities	7,627	8,341	5,534	5,918

Total current liabilities	752,209	518,158	459,272	336,533

Non-current liabilities
Long-term borrowings	185,009	198,005	99,866	99,767
Debentures payable	53,719	89,170	49,380	85,000
Lease liabilities	121,763	123,222	47,438	47,976
Provisions	133,120	129,405	93,492	90,941
Deferred tax liabilities	22,652	26,654	2,370	7,914
Other non-current liabilities	8,401	8,795	4,353	4,678

Total non-current liabilities	524,664	575,251	296,899	336,276

Total liabilities	1,276,873	1,093,409	756,171	672,809

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	123,041	127,375	122,927	127,207
Special reserve	11,153	9,231	6,348	4,829
Other comprehensive income	(26,045)	(34,737)	398	250
Surplus reserves	211,970	211,970	200,878	200,878
Undistributed profits	831,728	766,955	706,746	654,956

Equity attributable to equity holders of the Company	1,334,868	1,263,815	1,220,318	1,171,141

Non-controlling interests	160,896	145,309	—	—

Total shareholders’ equity	1,495,764	1,409,124	1,220,318	1,171,141

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,772,637	2,502,533	1,976,489	1,843,950

(2) Consolidated and Company Income Statements

Unit: RMB million

	For the six months ended June 30, 2022	For the six months ended June 30, 2021	For the six months ended June 30, 2022	For the six months ended June 30, 2021
Items	The Group	The Group	The Company	The Company
Operating income	1,614,621	1,196,581	831,767	660,813
Less: Cost of sales	(1,263,447)	(957,640)	(617,333)	(497,579)
Taxes and surcharges	(140,600)	(102,084)	(106,595)	(80,428)
Selling expenses	(32,772)	(32,402)	(22,545)	(22,281)
General and administrative expenses	(24,344)	(26,422)	(14,747)	(17,176)
Research and development expenses	(9,142)	(8,288)	(7,674)	(7,097)
Finance expenses	(9,184)	(9,210)	(6,694)	(7,695)
Including: Interest expenses	(9,644)	(10,194)	(7,181)	(20,484)
Interest income	1,375	1,279	470	558
Add: Other income	6,406	2,509	6,154	1,598
Investment income	(4,380)	26,213	23,184	13,766
Including: Income from investment in associates and joint ventures	8,104	7,433	6,107	5,539
Losses from changes in fair value	(8,432)	—	—	—
Credit losses	(503)	(268)	(45)	(28)
Asset impairment losses	(567)	(474)	(25)	(36)
Gains on asset disposal	349	461	257	423

Operating profit	128,005	88,976	85,704	44,280

Add: Non-operating income	1,061	907	902	692
Less: Non-operating expenses	(10,734)	(2,868)	(8,382)	(2,421)

Profit before taxation	118,332	87,015	78,224	42,551

Less: Taxation	(26,618)	(19,199)	(8,824)	(8,346)

Net profit	91,714	67,816	69,400	34,205

Classified by continuity of operations:
Net profit from continuous operation	91,714	67,816	69,400	34,205
Net profit from discontinued operation	—	—	—	—
Classified by ownership:
Shareholders of the Company	82,388	53,036	69,400	34,205
Non-controlling interests	9,326	14,780	—	—
Other comprehensive income, net of tax	11,806	(3,182)	148	(129)
Other comprehensive income (net of tax) attributable to equity holders of the Company	8,687	(2,362)	148	(129)
(1) Item that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	(89)	1	(23)	(26)
(2) Items that may be reclassified to profit or loss:
Other comprehensive income recognised under equity method	223	(69)	171	(103)
Cash flow hedges	6,639	—	—	—
Translation differences arising from translation of foreign currency financial statements	1,914	(2,294)	—	—
Other comprehensive income (net of tax) attributable to non-controlling interests	3,119	(820)	—	—

Total comprehensive income	103,520	64,634	69,548	34,076

Attributable to:
Equity holders of the Company	91,075	50,674	69,548	34,076
Non-controlling interests	12,445	13,960	—	—
Earnings per share
Basic earnings per share (RMB Yuan)	0.45	0.29	0.38	0.19
Diluted earnings per share (RMB Yuan)	0.45	0.29	0.38	0.19

6	Repurchase, Sale or Redemption of Securities

The Company and its subsidiaries did not repurchase, sell or redeem any listed securities of the Company during the six months ended June 30, 2022.

7	Disclosure of Other Information

Save for disclosed above, there have been no material changes in the information disclosed in the annual report of the Group for the year ended December 31, 2021 in respect of matters required to be disclosed under paragraph 46(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”).

8	Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”) in respect of dealing in the Company’s shares by its Directors. Upon specific enquiries made to each Director and Supervisor, each Director and Supervisor has confirmed to the Company that each of them had complied with the requirements set out in the Model Code during the reporting period.

9	Compliance with the Corporate Governance Code

For the six months ended June 30, 2022, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Listing Rules. except for the following changes occurred during the reporting period:

Mr. Liu Yuezhen, due to his age, ceased to hold the position of a non-executive director of the Company on April 29, 2022. Meanwhile, Mr. Liu Yuezhen ceased to hold the position as a member of the Audit Committee and the Examination and Remuneration Committee of the Board. Following the resignation of Mr. Liu Yuezhen, the number of members of the Audit Committee of the Board decreased from three to two, falling below the minimum number required under Rule 3.21 of the Listing Rules. Mr. Xie Jun joined the Audit Committee of the Board as a member on June 17, 2022. The Company currently complies with all the code provisions set out in the Corporate Governance Code.

10	Audit Committee

The Audit Committee of the Company comprises Mr. Cai Jinyong, Mr. Xie Jun and Mr. Jiang, Simon X. The main duties of the Audit Committee are to review and monitor the financial reporting procedures and internal control system of the Group and make recommendations to the Board.

The Audit Committee of the Company has reviewed and confirmed the interim results for the six months ended June 30, 2022.

By Order of the Board of Directors

PetroChina Company Limited

Dai Houliang

Chairman

Beijing, the PRC

August 25, 2022

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

This announcement contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect to future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

This announcement is prepared in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.